Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

June 2021

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 15, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.

(Registrant)

Date: June 15, 2021	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – June 15, 2021

Allegra van Hövell-Patrizi appointed CEO of Aegon the Netherlands

Today, Aegon announced that Allegra van Hövell-Patrizi (1974) will succeed Maarten Edixhoven as CEO of Aegon the Netherlands and member of the Management Board of Aegon N.V, effective immediately.

Allegra joined Aegon at the end of 2015 and was appointed Chief Risk Officer and member of Aegon N.V.’s Management Board in 2016. Originally from Italy, Allegra’s career in financial services began in 1996 at McKinsey & Company, followed by the UK asset management company F&C Investments and Prudential plc.

“We are delighted to have someone of Allegra’s calibre and experience step up as the new CEO of Aegon the Netherlands,” says Lard Friese, CEO of Aegon N.V. “Allegra has shown to have the right combination of leadership skills and deep understanding of our business to lead the Dutch business in the next phase of its transformation.”

Commenting on her appointment, Allegra van Hövell-Patrizi says: “I am very grateful for the trust that has been placed in me. I look forward to joining our colleagues in the Netherlands in their efforts to make the Dutch business nimbler and even more customer-focused.”

The selection process to identify a new Chief Risk Officer for Aegon N.V. is underway. Until a successor is appointed, CFO Matt Rider will temporarily assume the responsibility for Risk Management on the Management Board.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Kathrin de Graaf	Jan Willem Weidema

+31(0)6 12 37 66 16	+31(0) 70 344 8028
kathrin.degraaf@aegon.com	janwillem.weidema@aegon.com